Dated September 29, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-176978

Relating to Preliminary Prospectus Supplement

Dated September 28, 2011 to Prospectus Dated September 23, 2011

INLAND REAL ESTATE CORPORATION

8.125% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Issuer:	Inland Real Estate Corporation

Title of Shares:	8.125% Series A Cumulative Redeemable Preferred Stock

Number of Shares:	2,000,000 shares

Overallotment Option:	300,000 shares

Maturity:

Perpetual (unless redeemed by the Issuer on or after October 6, 2016 or redeemed by the Issuer pursuant to its special optional redemption right or converted by an investor in connection with certain changes of control)

Trade Date:	September 29, 2011

Settlement Date:	October 6, 2011 (T+5)

Dividend Rate:	8.125% per annum of the $25.00 per share liquidation preference (equivalent to approximately $2.0313 per annum per share)

Dividend Payment Dates:

The 15th day of each month, commencing November 15, 2011.  The dividend payable on November 15, 2011 will be in the amount of approximately $0.22 per share.  Because the first dividend payment date is November 15, 2011, the dividend per share of Series A Preferred Stock payable on that date will be greater than the amount of a regular monthly dividend per share and will be equal to the sum of (1) the regular monthly dividend per share plus (2) a pro rated portion of the regular monthly dividend per share which will be calculated based on the number of days from, and including, the original issue date of the Series A Preferred Stock to, but not including, October 15, 2011 (computed on the basis of a 360-day year consisting of twelve 30-day months).  The dividend payable on November 15, 2011 will be paid to the persons who are the holders of record of the Series A Preferred Stock at the close of business on the corresponding record date, which will be November 1, 2011.

Optional Redemption:

On and after October 6, 2016, upon no fewer than 30 days’ nor more than 60 days’ written notice, the Issuer may, at its option, redeem the shares of Series A Preferred Stock, for cash, in whole or from time to time in part, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption (subject to the special optional redemption right described below and the Issuer’s continuing qualification as a real estate investment trust for federal income tax purposes).

Special Optional Redemption:

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the shares of the Series A Preferred Stock, for cash, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but not including, the date of redemption.  If, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of redemption with respect to shares of the Series A Preferred Stock (whether pursuant to the Issuer’s optional redemption right or its special optional redemption right), investors will not have the conversion right described above.

Conversion Rights:

Upon the occurrence of a Change of Control, investors will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem their shares of Series A Preferred Stock) to convert some or all of their shares of Series A Preferred Stock held by such holder on the Change of Control Conversion Date (the “Change of Control Conversion Right”) into a number of shares of the Issuer’s common stock, par value $0.01 per share, per share of Series A Preferred Stock to be converted equal to the lesser of:

•                                          the quotient obtained by dividing (i) the sum of the $25.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accumulated and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 11.4943 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration, as described in the Preliminary Prospectus Supplement under “Description of Series A Preferred Stock — Conversion Rights.”

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of the Issuer’s common stock (or the equivalent of any alternative consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right will not exceed 22,988,600 shares of the Issuer’s common stock (or the equivalent of any alternative consideration, as applicable), subject to increase to the extent the underwriters’ exercise their overallotment option in full, not to exceed 26,436,890 shares  in total (or equivalent of any alternative consideration, as applicable) (the ‘‘Exchange Cap’’). The Exchange Cap is subject to pro rata adjustments on the same basis as the corresponding adjustment to the Share Cap.  If the Common Stock Price is less than $2.18 (which is approximately 30% of the per-share closing sale price of the Issuer’s common stock on September 28, 2011), subject to adjustment, investors will receive a maximum of 11.4943 shares of the Issuer’s common stock per share of Series A Preferred Stock, which may result in an investor’s receiving value that is less than the liquidation preference of the Series A Preferred Stock.

If the Issuer has provided or provides a redemption notice, whether pursuant to the Issuer’s special optional redemption right in connection with a Change of Control or the Issuer’s optional redemption right on and after October 6, 2016, investors will not have any right to convert their shares of Series A Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series A Preferred Stock subsequently selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” is when, after the first date of issuance of any shares of Series A Preferred Stock, the following have occurred and are continuing:

•                                          the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                                          following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or their equivalent, including American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE Amex Equities (“NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

The “Change of Control Conversion Date” is the date the shares of Series A Preferred Stock are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of the Series A Preferred Stock.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of the Issuer’s common stock, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash; and (ii) the average of the closing prices for the Issuer’s common stock on the NYSE for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is other than solely cash.

Transfer Agent, Registrar and Dividend Paying Agent:	Registrar & Transfer Company

Yield:	8.125%

Public Offering Price:	$25.00 per share

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds (before expenses) to Issuer:	Approximately $48,425,000 (approximately $55,688,750 if the underwriters exercise their overallotment option in full)

Listing / Symbol:	NYSE / “IRCPrA”

CUSIP / ISIN:	457461 408 / US4574614081

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Senior Co-Managers:	BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.

Co-Managers:	Deutsche Bank Securities Inc.
Janney Montgomery Scott LLC
Macquarie Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus dated September 23, 2011 and a preliminary prospectus supplement dated September 28, 2011) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.